FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of August, 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

Material Change Report dated August 23, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  August 23, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

Chai-Na-Ta Corp.      (the “Company” )

Unit 100 - 12051 Horseshoe Way

Richmond, BC

V7A 4V4

Phone: (604) 272-4118

Fax: (604) 272-4113

Item 2.

Date of Material Change

August 18, 2006

Item 3.

Press Release

A press release announcing the material change was issued by the Company on August 21, 2006 at Vancouver, British Columbia

Item 4.

Summary of Material Change

The Company announced that the Board of Directors of the Company has approved a non-revolving term loan facility of HK$ 54.7 million offered by More Growth Finance Ltd., a subsidiary of the Company’s major investor, Road King Infrastructure Limited on August 18, 2006.

Item 5.

Full Description of Material Change

The Company announced that the Board of Directors of the Company has approved a non-revolving term loan facility (“Loan”) of HK$ 54.7 million (approximately $8.0 million) offered by More Growth Finance Limited (“More Growth”), a subsidiary of the Company’s major investor, Road King Infrastructure Limited.

The unsecured Loan bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and is provided to the Company for a term of 48 months. The Loan will be used to enhance the Company’s ability to meet working capital requirements during the upcoming harvest and to repay the existing HK$23.2 million (approximately $3.5 million) loans to More Growth that are repayable within the next year.

On March 29, 2006, the Company proposed to cancel the existing HK$23.2 million loans owed to More Growth in exchange for preferred shares. This proposal was approved by disinterested shareholders at the Company’s Annual General Meeting on May 5, 2006. The Company will not be proceeding with this "shares for debt" transaction in view of the Loan and the alternative repayment arrangement it has made with More Growth.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

Not applicable

Item 8.

Senior Officer

Wilman Wong, Chief Financial Officer and Corporate Secretary of the Company is knowledgeable about the material change and this report and may be contacted at (604) 272-4118.

Item 9.

Date of Report

August 23, 2006

CHAI-NA-TA CORP.

Per:

“Wilman Wong”

Wilman Wong,

Chief Financial Officer & Corporate Secretary